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                                                                     EXHIBIT 2.2


                      FIRST AMENDMENT TO PURCHASE AGREEMENT

         THIS FIRST AMENDMENT TO PURCHASE AGREEMENT (this "First Amendment") is made and entered into as of the 1st day of February, 2000, among HARRIS METHODIST HEALTH PLAN, INC., a Delaware corporation ("Seller"), Seller's sole shareholder, TEXAS HEALTH RESOURCES, a Texas corporation ("THR"), and PACIFICARE HEALTH PLAN ADMINISTRATORS, INC., a Indiana corporation ("Buyer").

                                    PREAMBLE

         A. On or about November 1, 1999, Seller, THR and Buyer entered into that certain Purchase Agreement pursuant to which Buyer agreed to purchase all of the issued and outstanding shares of capital stock of Harris Methodist Texas Health Plan, Inc. d.b.a. Harris Methodist Health Plan and Harris Methodist Health Insurance Company, Inc. and Seller agreed to sell such capital stock to Buyer (the "Purchase Agreement").

         B. Seller, THR, and Buyer mutually desire to amend the Purchase Agreement in accordance with the terms of this First Amendment.

         NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller hereby agree as follows:

         1. Amendments to the Purchase Agreement. The Purchase Agreement is hereby amended as follows:

                  1.1 Section 1.2 is deleted in its entirety and the following provisions are substituted therefor:

                           "SECTION 1.2 PURCHASE PRICE FOR THE STOCK. On the
                  terms and subject to the conditions set forth in this Agreement, at the Closing, as consideration for the sale, transfer and delivery of the Stock, Buyer shall pay Seller a cash purchase price in the amount of One Hundred Twenty Million One Hundred Fifty Thousand Dollars ($120,150,000) (the "Purchase Price"), subject to post-Closing adjustment as set forth in Section 1.3 below. In addition, the Purchase Price will be increased by any severance amounts payable as of January 31, 2000 to employees of the Target Entities in excess of $5 million. Likewise, the Purchase Price will be reduced by the amount that $5 million exceeds the total severance amounts payable as of January 31, 2000 to employees as of the Target Entities. All payments made pursuant to Section 1.2 and 1.3 hereof shall be paid via wire transfer pursuant to signed written payment instructions delivered to the party who owes the applicable funds from the party to whom such funds are owed."


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                  1.2 Section 1.4 is amended by adding the following provisions after the conclusion of the sentence reading: "The Actuary will have ninety (90) days from the first anniversary of the Closing Date to conduct and complete its review":

                  "Buyer, Seller, and THR agree that, in conducting the Actuary review of the Pre-Closing HMTHP Incurred Claims, the Actuary shall apply the standards described on Exhibit A to this First Amendment."

                  1.3 Section 1.5 is amended by adding the following provisions after the conclusion of the sentence reading: "The Actuary will have ninety (90) days from the first anniversary of the Closing Date to conduct and complete its review":

                  "Buyer, Seller, and THR agree that, in conducting the Actuary review of the Pre-Closing HMHIC Incurred Claims, the Actuary shall apply the standards described on Exhibit A to this First Amendment."

                  1.4 Section 2.2 is amended by adding the following sentence at the conclusion of the provision: "Notwithstanding anything to the contrary contained in this Agreement or in any other related agreement to the contrary, February 1, 2000 shall be the "Closing Date" for the Transactions consummated under the terms of this Agreement."

                  1.5 Section 2.2(h) is deleted in its entirety and the following provisions are substituted therefor:

                           "(h) Lease Agreement. A lease for the property
                  located at 611 Ryan Plaza, Arlington, Texas by and between Texas Health Systems ("THS"), as lessor, and PacifiCare Health Systems, Inc., as lessee, in the form attached hereto as Exhibit D, shall be executed by THS and PacifiCare Health Systems, Inc. and delivered by Buyer and Seller (the "Lease Agreement"), and the full service rental rate for the five-year initial lease term of the premises demised by the Lease Agreement shall have been mutually agreed to by PacifiCare Health Systems, Inc. and THS."


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                  1.6 Section 3.5(b) is amended by deleting the first sentences thereof and substituting the following provisions therefor:

                  "The authorized capital stock of HMHIC consists of 1,400,000 shares of common stock at $1.00 par value per share. Seven Hundred Thousand shares of common stock, $1.00 par value per share, of HMHIC are held beneficially and of record by Seller (hereinabove, identified as the HMHIC Stock). Except as heretofore provided, HMHIC has no other classes of capital stock authorized or outstanding."

                  1.7 Section 5.20 is deleted in its entirety and the following provisions are substituted therefor:

                           "SECTION 5.20 STADIUM BOXES. Pursuant to a license
                  agreement between HMTHP and Texas Rangers Baseball Partners, dated on or about December 16, 1998, and renewed for a three-year term on or about January 15, 1999, HMTHP licenses from the Texas Rangers Baseball Partners a suite known as Mickey Mantle 8A (the "Suite License"). Prior to Closing, HMTHP shall sublicense to THR a one-half (1/2) interest in the tickets available under the Suite License to the fullest extent permitted under the Suite License."

                  1.8 Article 7 is amended by adding the following two new sections:

                           "SECTION 7.16 REIMBURSEMENT FOR STAY-PUT BONUS
                  AMOUNTS. Seller and THR jointly and severally agree to reimburse and pay Buyer and/or the Target Entities for one-third of the amounts which are payable to the Target Entities' employees under stay put bonus agreements entered into with such employees after the Closing. Such reimbursement shall be due and payable within thirty (30) days after Seller and THR have received reasonable evidence reflecting the amount of the stay put bonuses paid to such employees, whether they are then employed by the Target Entities or by Buyer. Reimbursements for stay put bonus amounts will be submitted by Buyer to Seller and THR on a quarterly basis.

                           SECTION 7.17 REIMBURSEMENT FOR CERTAIN CONSULTANTS.
                  Seller and THR jointly and severally agree to reimburse and pay Buyer for the cost and expenses paid to operations and medical management consultants engaged by Buyer to oversee the Target Entities' business prior to Closing. Such reimbursement(s) shall be due and payable within thirty (30) days after receipt of a written invoice reflecting the applicable amounts paid or reimbursed to such consultants by Buyer and/or Buyer's Affiliates."

                  1.9 Section 8.1(b) is deleted in its entirety and the following provisions substituted therefor:

                           "(b) Unknown Claims Covered by Insurance. Seller and
                  THR jointly and severally agree to be solely financially responsible for, and


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                  jointly and severally shall defend, indemnify and hold
                  harmless any member of Buyer's Group from and against, any Loss which arises out of or in connection with (i) any Claim not Known to Seller which occurs, accrues or arises prior to the Closing Date or which results from facts or circumstances relating to the period occurring prior to the Closing Date,
                  (ii) any errors, actions or omissions of the Target Entities or their employees, personnel, agents or Representatives which first occurred prior to the Closing Date or (iii) any other Claim arising from the existence, ownership, management, operation or conduct of the business of either of the Target Entities prior to the Closing Date (collectively, "Unknown Claims"), irrespective of when the Unknown Claim is first asserted, so long as the Unknown Claim described in the foregoing clause (i), (ii) or (iii) (A) is covered under any of the Relevant Insurance Policies, (B) is covered under any other policy of insurance maintained by Seller or its Affiliates as of the Closing Date, or (C) by virtue of the nature, type, or scope of such Unknown Claim, would have been covered under the Relevant Insurance Policies if coverage for the Target Entities under the Relevant Insurance policies was extended for a period of three years after the Closing Date."

                  1.10 Section 8.1(b) is deleted in its entirety and the following provisions substituted therefor:

                           "SECTION 8.6 SURVIVAL OF COVENANTS AND AGREEMENTS;
                  MAXIMUM INDEMNIFICATION LIABILITY. The covenants and agreements contained in this Agreement, including the Parties' respective obligations under this Section VIII, shall survive the Closing indefinitely or as otherwise may be specified by their own terms. However, Seller's and THR's joint and several liability shall not exceed, in any single instance or in the aggregate, the total amount of $75,000,000 (the "Maximum Indemnification Liability") for: (i) Losses actually paid or reimbursed to Buyer' Group pursuant to the provisions of
                  Section 8.1; (ii) Losses actually paid or reimbursed to Buyer's Group within the Limited Indemnification Maximum pursuant to the provisions of Section 8.2; and/or (iii) Losses or Claims actually paid or reimbursed to Buyer's Group prior to Closing pursuant to Subsection 6.2(l); provided, however, that in determining the Limited Indemnification Maximum and the Maximum Indemnification Liability for which Seller and THR are responsible hereunder, (A) only amounts paid by Seller or THR as deductibles or amounts in excess of the insurance policy limits for Claims covered by insurance may be counted toward and included within the Limited Indemnification Maximum or the Maximum Indemnification Liability, as the case may be, and (B) any insurance proceeds payable, or which would have been payable in the case of Unknown Claims described in clause
                  (iii) (C) of Section 8.1(b) above, to any member of


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                  Buyer's Group with respect to Losses or Claims which are the subject of indemnification pursuant to Section 8.1 or 8.2 shall not be counted toward or included within the Limited Indemnification Maximum or the Maximum Indemnification Liability, as the case may be."

         2. Capitalized Terms. Any capitalized terms used in this First Amendment which are not defined herein shall have the meanings ascribed to those terms in the Purchase Agreement.

         3. Effect of this First Amendment. Except as amended by this First Amendment, the Purchase Agreement shall not be further amended, modified, or revised and the Purchase Agreement, as hereby amended, shall continue in full force and effect and shall be enforced in accordance with its terms and conditions. The Purchase Agreement may only be further amended, modified, revised, or supplemented by a dated written instrument executed by Buyer, Seller, and THR.

         4. Severability. If any term or other provision of this First Amendment is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this First Amendment shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated by this First Amendment is not affected in a manner adverse to a Party to this First Amendment. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this First Amendment shall negotiate in good faith to modify this First Amendment to effect the original intent of the parties to this First Amendment as closely as possible in an acceptable manner to the end that transactions contemplated by this First Amendment are fulfilled to the extent possible.

         5. Entire Agreement; Schedules and Exhibits. This First Amendment and the exhibits attached hereto constitute the entire agreement of the Parties and supersede all other prior agreements and undertakings, both written and oral, between or among the Parties with respect to the subject matter of this First Amendment.

         6. Governing Law and Venue. This First Amendment shall be governed as to all matters by, and construed and interpreted in accordance with, the laws of the State of Texas, excluding any rule of law that would cause the application of the laws of any jurisdiction other than Texas. The exclusive situs for any resolution of disputes arising under this First Amendment or in any manner related to this First Amendment shall be in the appropriate federal, state or local court in and for Dallas County.

         7. Counterparts. This First Amendment and all agreements executed and delivered pursuant to this First Amendment may be executed in one or more counterparts, and by the different Parties to this First Amendment in separate counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.


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         8. Attorneys. In the event of any dispute with respect to the subject matter of this First Amendment (including an arbitration or mediation), the substantially prevailing party shall be entitled to recover its reasonable attorneys' fees and court, arbitration or mediation costs incurred in resolving or settling the dispute, in addition to any and all other damages or relief which a court, arbitrator or mediator may deem proper.

         IN WITNESS WHEREOF, Seller, THR and Buyer have executed this First Amendment as of the date first set forth above.

                                        SELLER:

                                        HARRIS METH0DIST HEALTH PLAN, INC.,
                                        a Delaware corporation


                                        By:
                                            ------------------------------------
                                            Name:
                                                  ------------------------------
                                            Title:
                                                   -----------------------------

                                        THR:

                                        TEXAS HEALTH RESOURCES,
                                        a Texas nonprofit corporation


                                        By:
                                            ------------------------------------
                                            Name:
                                                  ------------------------------
                                            Title:
                                                   -----------------------------


                                        BUYER:

                                        PACIFICARE HEALTH PLAN ADMINISTRATORS,
                                        INC., an Indiana corporation


                                        By:
                                            ------------------------------------
                                            Name:
                                                  ------------------------------
                                            Title:
                                                   -----------------------------


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                                    EXHIBIT A

                    STANDARDS FOR PRE-CLOSING INCURRED CLAIMS

For the purposes of this transaction a pre-closing incurred claim which is the financial responsibility of Seller, and not the financial responsibility of Buyer or a Target Entity, shall include the following:

1. Any claim for which service was rendered prior to the Closing Date.

2. All claims for services rendered in a care facility for an insured person who was admitted to a care facility prior to the Closing Date (the "Closing Date Admission") and all claims payable to that same facility for a readmission occurring within three (3) days of the Closing Date Admission provided in the latter case that: (a) such claims are consistent with terms of the care facility provider contract and (b) the readmission is for the same condition or diagnosis as that present in the Closing Date Admission.

3. All claims for an insured person for which a medical professional employed by a Target Entity has made a written agreement outside of the normal course of business (excluding routine pre-certification and verification processes in the normal course of business) to provide services at a future date if such written agreement was made prior to the Closing Date.

4. For any claim for which a Target Entity receives or is eligible for reinsurance payment, Seller shall benefit from applicable reinsurance recoveries received after the Closing Date pertaining to claims that are the responsibility of Seller as defined herein. In this regard, Buyer shall continue to file reinsurance claims, and provide the detailed support showing what reinsurance claims were filed and detailed records of reinsurance amounts received.


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